Exhibit 99.1

Farmmi, Inc. Announces

Completion of $7.5 Million Private Placement

Lishui, China, November 2, 2018 — Farmmi, Inc. (NASDAQ CM: FAMI; the “Company”), an agriculture products supplier in China, is pleased to announce the completion of a $7.5 million private placement to one institutional investor on November 1, 2018. FT Global Capital, Inc. acted as the exclusive placement agent for the transaction.

The securities sold by the Company in the private placement consisted of (a) senior convertible notes with an aggregate principal amount of $7,500,000 (the “Notes”) which are initially convertible into an aggregate of 1,198,084 of the Company’s ordinary shares (“Ordinary Shares”) at the rate of $6.26 per share (“Conversion Price”) and (b) warrants to purchase an aggregate of 800,000 Ordinary Shares at an exercise price of $6.53 per share (the “Warrants”). The Notes mature in seventeen months and carry an interest rate of 10% per year.

The Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Warrants, the Exercise Price of the Warrants will be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

The Company has agreed to register for resale the Ordinary Shares underlying the Notes and the Warrants with the Securities and Exchange Commission (the “Registration”).

For a more complete description of the private placement offering, please see the Company’s Current Report on Form 6-K to be filed with the Securities and Exchange Commission (“SEC”).

The Company intends to use the net proceeds of the private placement for working capital and general corporate purposes including, but not limited to, possible strategic acquisitions.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (the "Company") (Nasdaq: FAMI), is an agricultural products supplier and primarily processes and sells Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products. In addition, Farmmi Liangpin Market, the Company's ecommerce platform, provides an opportunity for consumers to access locally sourced agricultural products. For further information regarding the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations at:

Tina Xiao, President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com